

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Christopher Savoie
Chief Executive Officer
Zapata Computing Holdings Inc.
100 Federal Street, Floor 20
Boston, MA 02110

   Re: Zapata Computing Holdings Inc.
    Registration Statement on Form S-1
    Filed April 24, 2024
    File No. 333-278891

Dear Christopher Savoie:

  We have conducted a limited review of your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure indicating that "while the trading price of the Common Stock is less than the exercise price per share of approximately $11.50, we expect that warrantholders would not exercise their Warrants." Provide similar disclosure in the risk factors and MD&A sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

2. We note that you are registering "up to 42,372 shares of Common Stock issued to third parties in exchange for services provided in connection with the Merger." Please identify the relevant third parties.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview, page 83</u>

3.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

<u>Selling Securityholders, page 163</u>

4.   With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stacie S. Aarestad